SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date:  November 1 ,2001             Mr. Gerry A. Racicot
                                    President

Thursday November 1, 2001

Press Release - Draft

SOURCE: Eiger Technology Inc.

               Onlinetel to Complete Phase Two of IP-Based Network

TORONTO, ON - November 1st - Eiger Technology (TSE: AXA, OTCBB: ETIFF), one of Canada's leading high tech companies announced today its subsidiary Onlinetel Corp. will complete the second phase of its IP-based network on November 15th, 2001.

The IP-based network or 'footprint' includes London, Hamilton,
Kitchener/Waterloo, Toronto, Barrie, Ottawa and dozens of third tier towns located within these areas such as Mississauga, Orillia, Ancaster and St. Thomas.

Onlinetel's IP network will virtually eliminate all long distance charges within these Ontario cities for any business that employs Onlinetel's VoIP Gateway Solution.

"We are the next-gen (next generation) telecommunications company that is making long distance charges a thing of the past," said Onlinetel President Jody Schnarr. He added, "Businesses will now effectively eliminate their long distance calls within the majority of Ontario and in the future, most of Canada using our IP based network and gateway solution."

With the second phase completed, Onlinetel's VoIP Gateway Solution now allows businesses to receive wholesale long distance rates throughout North America at
4.9 cents a minute, call all areas within Onlinetel's Ontario IP-based network or 'footprint' for free and call any affiliated offices also equipped with an Onlinetel Gateway Solution for free - anywhere in the world.

Phase three of its expansion will enable Onlinetel to extend its network to the balance of first tier Canadian cities as well as multiple second tier cities across Canada. In addition to the Ontario footprint, Onlinetel will add IP-based points of presence in Vancouver, Calgary, Edmonton, Winnipeg, and Montreal in the future.

Businesses of all size can take advantage of Onlinetel's VoIP-based free long distance business solution by contacting Onlinetel directly at 1-866-888-8222 or by email at business@onlinetel.com

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com - (Onlinetel's website: www.onlinetel.com)

                                      -30-

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.